UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

375 park Ave, Fl 1502

New York, NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The Public Offering

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd. (the “Company”), entered into an underwriting agreement dated June 3, 2022 (the “Underwriting Agreement”) with Univest Securities, LLC (the “Underwriter”), pursuant to which the Company agreed to sell 9,803,922 ordinary shares (the “Shares”), par value US$0.01 per share, on a firm commitment basis, for gross proceeds of approximately $5 million (the “Offering”). The purchase price for each Share is US$0.51.

The Shares are registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2020 and declared effective by the SEC on July 7, 2020 (the “Shelf Registration Statement”). The Company filed the prospectus supplement for the Offering on June 7, 2022.

The Company agreed in the Underwriting Agreement that it would not issue any ordinary shares or ordinary share equivalents for ninety (90) days following the closing of the Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents in a Variable Rate Transaction (as defined in the Underwriting Agreement).

The Company has granted the Underwriter a 45-day option to purchase an additional 1,470,588 ordinary shares, representing up to 15% of the number of the shares sold in the Offering, solely to cover over-allotments, if any. A full exercise of the over-allotment option would increase the total gross proceeds of the offering to approximately $5.75 million.

Pursuant to the Underwriting Agreement, the Company has agreed to grant the Underwriter a discount equal to six and a half percent (6.5%) of the gross proceeds of the Offering. The Company also agreed to reimburse the Underwriter for its out-of-pocket accountable expenses relating to the Offering in an amount not to exceed an aggregate of US$75,000, and to pay to the Underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of the Offering. Additionally, the Company has agreed to issue to the Underwriter warrants to purchase up to a total of 490,196 ordinary shares (equal to five percent (5%) of the ordinary shares sold in this Offering) (or 563,726 ordinary shares if the Underwriter exercises the overallotment option in full) for an aggregate purchase price of US$100 (the “Underwriter’s Warrants”). Such Underwriter’s Warrants will be exercisable at US$0.51 per share, which is equal to the public offering price for the ordinary shares in this Offering. Such Underwriter’s Warrants will be exercisable six months from the date of issuance and will expire five (5) years from the commencement of sales of this Offering, subject to certain adjustments.

Concurrently with the execution of the Underwriting Agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s ordinary shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days from the date of the prospectus supplement.

The Company currently intends to use the net proceeds from the Offering for working capital and general business purposes. The Offering closed on June 7, 2022.

A copy of the legal opinion issued by the Company’s Cayman Islands counsel Mourant Ozannes is attached hereto as Exhibit 5.1

Copies of the Underwriting Agreement, form of Underwriter’s Warrants, and form of Lock-Up Agreement, are attached hereto as Exhibits 99.1, 99.2, 99.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

On June 2, 2022, June 3, 2022, and June 7, 2022, the Company issued press releases announcing the Offering and the closing of the Offering. Copies of these press releases are attached hereto as Exhibit 99.4, 99.5, 99.6, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Legal opinion of Mourant Ozannes, Cayman Islands counsel of the Company
99.1	Underwriting Agreement
99.2	Form of Underwriter’s Warrants
99.3	Form of Lock-up Agreement
99.4	Press Release – Bit Origin Limited Announces Proposed Underwritten Public Offering of Ordinary Shares, dated June 2, 2022
99.5	Press Release – Bit Origin Limited Announces Pricing of $5 Million Underwritten Public Offering of Ordinary Shares, dated June 3, 2022
99.6	Press Release – Bit Origin Limited Announces Closing of $5 Million Underwritten Public Offering of Ordinary Shares, dated June 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board